     August 12, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Jeffrey P. Riedler, Esq.

                   Division of Corporation Finance

Re:     Integrated BioPharma, Inc. – Definitive Information Statement on Schedule 14C

Mr. Riedler:

On behalf of our client, Integrated BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of the Company’s Definitive Information Statement on Schedule 14C.

     Should any member of the staff desire any further information or clarification, please do not hesitate to contact me at (212) 801-2267.

                                   Very truly yours,

                                   /s/ Kelly S. Diemand

                                   Kelly S. Diemand

cc:     Mr. Sebastian Gomez Abero